A.G.P./Alliance Global Partners

590 Madison Ave., 28th Floor

New York, NY 10022

January 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stardust Power Inc.
Registration Statement on Form S-1
File No: 333-284298

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), A.G.P./Alliance Global Partners as Placement Agent, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 pm Eastern Time on January 23, 2025 or as soon thereafter as practicable.

Very truly yours,

A.G.P./Alliance Global Partners

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director